EXHIBIT 99.1

NEWS RELEASE DATED JUNE 29, 2011

MILL CITY COMMENCES EXPLORATION AT MOUNT HINTON

June 29, 2011 – Mill City Gold Corp. (TSX-V: MC, FWB: NJ6) ("Mill City" and/or the “Company”) is pleased to announce that exploration has commenced at the Mount Hinton property. Mill City has an option to acquire a 100% interest in the 400 claim property owned by Rockhaven Resources Ltd. (TSX-V: RK) (“Rockhaven”) covering approximately 82 square kilometers located in the Keno Hill mining district of Yukon, Canada.

A two-phase exploration program has been recommended and is being carried out by Archer, Cathro & Associates (1981) Limited.  Exploration is designed to evaluate the continuity of known high-grade gold-silver vein zones and to explore for bulk tonnage gold and/or silver targets that are indicated by previously completed soil geochemical surveys.

Phase 1 will consist of 6,000 meters of excavator trenching and is budgeted at $600,000.  Phase 2  will consist of 2,200 meters of reverse circulation percussion drilling and 2,000 meters of diamond drilling.  The recommended percussion drilling includes 40 to 75 holes ranging between 30 and 60 meters deep.  The recommended diamond drilling includes 15 to 25 holes to test down dip of the best mineralization exposed in trenches.  Phase 2 is budgeted at $1,400,000.

The Mount Hinton property is directly accessible by a 10 km all-weather road from Keno City and consists of two claim blocks that total 400 mineral claims and covers 82 sq km.  The Yukon’s hydroelectric power grid extends to Alexco Resource Corp.’s Bellekeno silver mine, which is located 3 km north of the Mount Hinton claim block and lies along a road system that accesses the northern part of the Mount Hinton property.

The technical information in this news release has been reviewed by Robert C. Carne, M.Sc., P.Geo., President of Rockhaven Resources Ltd. and a qualified person for the purpose of National Instrument 43-101.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE: This news release includes certain "forward-looking statements".  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Mill City are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those expected by Mill City are those risks described herein and from time to time, in the filings made by Mill City with Canadian securities regulators. Those filings can be found on the Internet at http://www.sedar.com.